September 24, 2010

VIA EDGAR

Mr. John Cash

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Evercore Partners Inc.

File No. 1-32975

Dear Mr. Cash:

Evercore Partners Inc. is pleased to respond to your letter of August 30, 2010, concerning its Form 10-Q for the period ended June 30, 2010. In this letter, references to “Evercore,” the “Company,” “we,” “us,” “our,” refer to Evercore Partners Inc., a Delaware corporation, and its consolidated subsidiaries. For your convenience, we have restated your comments below preceding our responses.

Form 10-Q for the quarterly period ended June 30, 2010

Assets Under Management, page 34

1.	As we previously requested and you previously provided in your response to comment seven in our letter dated June 24, 2010, please revise future filings to separately present amounts attributable to your wealth management and institutional asset management in your roll-forward of assets under management. Please also separately discuss the underlying reasons for changes in these asset balances.

Management’s Response:

We acknowledge the Staff’s comment and will undertake in future quarterly and annual fillings to separately present the amounts attributable to wealth management and institutional asset management in our roll-forward of assets under management and to include additional discussion of the underlying reasons for the changes in these asset balances. Accordingly, we plan to include the following disclosure in future reports, which is based on June 30, 2010 information, for illustrative purposes:

Assets Under Management

Assets under management (“AUM”) for our Investment Management business of $15.2 billion at June 30, 2010, increased from $4.3 billion at December 31, 2009. The amounts of AUM presented in the table below reflect the assets for which we charge a management fee. These assets reflect the fair value of assets held on behalf of Institutional Asset Management and Wealth Management clients, and the amount of either invested or committed capital to the Private Equity funds. As defined in ASC 820- Fair Value Measurements and Disclosures, valuations performed for Level I investments are based on quoted prices obtained from active markets generated by third parties and Level II investments are valued through the use of models based on either direct or indirect observable inputs in the use of models or other valuation methodologies performed by third parties to determine fair value. For both the Level I and Level II investments, we obtain both active quotes from nationally recognized exchanges and third party pricing services to determine market or fair value quotes. Wealth Management maintained 46% and 42% of Level I investments and 54% and 58% of Level II investments as of June 30, 2010 and December 31, 2009, respectively, and Institutional Asset Management maintained 94% and 85% of Level I investments and 6% and 15% of Level II investments as of June 30, 2010 and December 31, 2009, respectively. As noted above, Private Equity AUM is not presented at fair market value, but reported at either invested or committed capital in line with fee arrangements; notwithstanding, these assets represent primarily Level III investments.

	Wealth Management	Institutional Asset Management	Private Equity	Total
	(dollars in millions)
Balance at December 31, 2009	$1,506	$2,141	$629	$4,276
Inflows	198	264	—	462
Outflows	(28)	(289)	—	(317)
Market Appreciation	24	185	—	209

Balance at March 31, 2010	1,700	2,301	629	4,630
Inflows	364	10,608	—	10,972
Outflows	(36)	(254)	—	(290)
Market Depreciation	(40)	(82)	—	(122)

Balance at June 30, 2010	$1,988	$12,573	$629	$15,190

AUM increased from December 31, 2009, primarily due to the addition of assets in Institutional Asset Management from our recent acquisition of Atalanta. The acquisition of Atalanta during the second quarter of 2010 resulted in the consolidation of $10.2 billion of AUM. Wealth Management increased from December 31, 2009 primarily due to client inflows from the addition of new clients and the acquisition of Morse Williams during the second quarter of 2010.

Note 4 – Business Changes and Developments, page 10

2.	With a view towards future disclosure, please provide a more specific and comprehensive description of your voting rights in the management committee of Atalanta and how these rights led you to conclude that you should consolidate the financial results of Atalanta.

Management’s Response:

We acknowledge the Staff’s comment and plan to include more specific disclosure in our future filings related to the voting rights in the management committee of Atalanta and how these rights led us to consolidate the financial results of Atalanta.

The relevant accounting guidance considered in reaching our conclusion to consolidate Alatanta is included in the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Manual, ASC 805-Business Combinations and ASC 810-Consolidations. More specifically, ASC 805-10-25-5 states, in part:

“The guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer—the entity that obtains control of the acquiree.”

ASC 810-10-25-5 further states, in part:

“The assessment of whether the rights of a noncontrolling shareholder should overcome the presumption of consolidation by the investor with a majority voting interest in its investee is a matter of judgment that depends on facts and circumstances.”

Further, ASC 810-10-25-2 states, in part:

“…in some instances, the power of a shareholder with a majority voting interest to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the noncontrolling shareholder…”

ASC 810-10-25-2 through 25-14 provides guidance on the rights of noncontrolling shareholders, including examples of protective rights and substantive participating rights, as well as factors to consider in evaluating these rights.

In addition to the U.S. GAAP guidance referenced above, Regulation S-X Rule3A-02(a) Consolidated financial statements of the registrant and its subsidiaries provides the following guidance:

“(a) Majority ownership: Generally, registrants shall consolidate entities that are majority owned and shall not consolidate entities that are not majority owned. The determination of “majority ownership” requires a careful analysis of the facts and circumstances of a particular relationship among entities. In rare situations, consolidation of a majority owned subsidiary may not result in a fair presentation, because the registrant, in substance, does not have a controlling financial interest (for example, when the subsidiary is in legal reorganization or in bankruptcy). In other situations, consolidation of an entity, notwithstanding the lack of technical majority ownership, is necessary to present fairly the financial position and results of operations of the registrant, because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock.”

Our Accounting Analysis

Summary & Conclusion:

As disclosed in Note 4 – Business Changes and Developments in Form 10-Q for the second quarter of 2010, we purchased a 49% economic interest in Atalanta in May 2010, and the senior management of Atalanta retained a 51% economic interest. Excluding the Series C interests (which represent profit-sharing interests only), the Company’s equity interest in Atalanta is 66%. We have concluded that we control Atalanta and accordingly, consolidate the financial results of Atalanta based on provisions in the Operating Agreement which gives the Company the majority (three out of five members) voting interest in the Management Committee of Atalanta. The Management Committee is the governing committee with the decision making power over operations of the business, including products, pricing, amendments or termination of any material agreements, budgets, financing, capital expenditures and hiring and firing of employees.

The senior management of Atalanta maintains protective rights through the requirement of a supermajority vote (at least four members) of the Management Committee over certain material actions which are defined in the Operating Agreement. These actions include acquisitions and/or sales of assets or subsidiaries, issuances or distributions of certain equity interests, initiating material litigation or arbitration, executing related party transactions and amending Atalanta’s governing documents. Our accounting analysis included an assessment of ASC paragraphs 810-10-25-2 through 25-14 which considers protective rights, substantive participating rights and other related factors in evaluating noncontrolling shareholder rights.

We concluded that the rights granted to Atalanta’s senior management are protective in nature, and as such, we retain control of Atalanta as represented through the substantive participating rights held through our majority voting power of the Management Committee. Accordingly, consolidation of Atalanta in our consolidated financial statements is appropriate.

Detailed Analysis:

Relevant Terms of the Operating Agreement:

Article 7 of the Operating Agreement (the “Agreement”) addresses the management of Atalanta and states that Atalanta shall be managed under the direction of the Management Committee. The Management Committee shall be composed of five members; three members are appointed by Evercore and two members are appointed by Atalanta.

The Agreement provides that the Management Committee may directly, or by delegated authority to Atalanta’s officers, administer the day-to-day operations of Atalanta. Any delegation of such authority by the Management Committee may be withdrawn by the Management Committee at any time. Furthermore, the Management Committee may appoint, terminate or replace officers of Atalanta from time to time, including the Chief Executive Officer and the President. The authority to make ordinary course of business decisions and to manage the day-to-day operations of Atalanta is vested in Atalanta’s officers.

The Agreement also provides that an annual bonus pool may be established equal to 30% of Atalanta’s pre-bonus pool earnings, as defined in the Agreement. The Management Committee shall allocate the bonus pool for each fiscal year in the following order: first to employees, consultants and other service providers; and second, among Atalanta’s management in accordance with fixed percentages provided by the Agreement.

The Agreement provides that certain material actions be reserved to either a majority vote (three out of five Management Committee members) or a super-majority vote (four out of five Management Committee members).

Below is a summary of the material actions requiring majority vote:

1.	Terminating, hiring or appointing the CEO, chief investment officer or any other officer.

2.	Launching any new investment products, or materially changing the pricing on existing products.

3.	Entering into new lines of business or exiting current lines of business or changing the Atalanta name.

4.	Approving the Annual Budget.

5.	Making any expenditures that are inconsistent with the Annual Budget.

6.	Authorizing or approving entry into, or the amendment or termination of any material agreement with annual expenditures or value to Atalanta in excess of $25,000.

7.	Authorizing or approving the entry into any recapitalization or reorganization or any voluntary or involuntary reorganization of Atalanta or voluntarily filing for or otherwise commencing proceedings with respect to bankruptcy, reorganization, receivership or any similar status for Atalanta

8.	Creating, incurring, or assuming indebtedness or any Lien of, or on Atalanta and their respective assets.

9.	Terminating the existence of, voluntarily filing for or otherwise commencing proceedings with respect to bankruptcy, reorganization, receivership or any similar status, or ceasing the management of any investment fund managed by Atalanta.

10.	(A) changing any method or principle of accounting that affects Atalanta’s accounting for revenues, except as required by changes in GAAP, (B) a change, in any material respect, any method or principle of accounting in respect of material assets or liabilities, except as required by changes in GAAP or (C) terminating the current accountants of Atalanta, or replacing such firm with any other accountants.

11.	Making determinations with respect to the enforcement of any material agreement with any management member and compliance by a management member under any material agreement.

12.	Establishing and periodically reviewing appropriate accounting policies, processes and internal controls sufficient for Evercore to satisfy its reporting requirements as a public company.

13.	Any other matter explicitly requiring Management Committee approval in the Agreement.

14.	Amending the operating agreement between Evercore and Atalanta.

15.	Acquire or form any subsidiary, or otherwise make any investment in, or otherwise conduct business through any other person.

16.	Authorize, issue, acquire or redeem any interest or other equity or ownership interests or other securities of any type in the company or any subsidiary.

These provisions give the Management Committee the authority to direct the management of Atalanta. Through our voting membership interest in the Management Committee, we control the appointment and termination of key management members of Atalanta, the approval of Atalanta’s budget as well as any material expenditure outside of its budget, the launch of new products or material changes in pricing of existing products, and entering or exiting lines of business. ASC 810-10-25-12 establishes that the right to establish or amend operating budgets and the right to select, terminate and set the compensation levels for management are substantive participating rights.

Below is a summary of the material actions requiring super-majority vote:

1.	(a) Acquiring any material amount of assets or other properties (other than capital expenditures and investments in the ordinary course of business).

(b) Selling, transferring or otherwise disposing of any material assets or other properties.

2.	(a) Permitting any member or other officer or employee to have a direct or indirect economic interest in any investment product of Atalanta.

(b) Managing more than 10% in the aggregate of total assets under management of Atalanta or certain defined related parties.

3.	Authorizing, issuing, acquiring or redeeming any interest or other equity or ownership interests or other securities of any type in Atalanta for issuances exceeding 5% of the then outstanding ownership interests.

4.	Making any distributions in respect of membership or other equity or ownership interests in Atalanta other than as expressly providing for in other provisions of the Agreement.

5.	Initiating any litigation or arbitration or settling or compromising any litigation, arbitration, investigation, audit or other proceeding.

6.	Creating or amending any material employee compensation plan, including any equity or incentive plan.

7.	Making, changing or revoking any tax election, waiving or extending the statute of limitations in respect of taxes, amending any tax return, entering into any closing agreement with respect to taxes, or surrendering any right to a claim for a tax refund.

8.	Amending the Agreement all instances except for the correction of missing or ambiguous terms.

9.	Taking any other material action not specifically addressed in the Agreement which is outside of the day-to-day ordinary course of business operations of Atalanta.

10.	Entering into any material agreement with Evercore or any of its controlled affiliates on terms that, taken as a whole, are not as favorable to Atalanta as could reasonably be obtained with a third party that is not an affiliate of Atalanta.

11.	Changing the principal place of business or opening new offices.

12.	Acquiring or forming any Subsidiary, at such time, 10% or more of the total consolidated assets of Atalanta

We have determined that the rights listed above which require super-majority approval, are considered protective in nature, rather than participating rights and therefore do not preclude consolidation of Atalanta by the Company. ASC 810-10-25-10 identifies certain rights that among other things influence the amendments of legal agreements, acquisitions or dispositions of assets and pricing of related party transactions as protective rights. Atalanta’s management does not retain substantive participating rights over operating budgets, amendments thereon, or the hiring or termination of Atalanta’s officers since that process is subject to a majority vote of the Management Committee which we control by virtue of our majority membership.

Atalanta’s management retains the right to prevent actions associated with compensation plan implementations and/or amendments as these changes require a super-majority vote by the Management Committee. However, we do not consider that right a substantive participating right because the nature of the transaction, by virtue of the terms of the Agreement, was established to fix the terms of the bonus pool arrangement and prevent subsequent amendments unless the parties agree to such revisions. Furthermore, this right is significantly mitigated by the fact that the Management Committee has the right to terminate the underlying officers subject to the compensation arrangements without super-majority approval.

Based on the analysis noted above, we have concluded that pursuant to the consolidation literature, we control Atalanta and the rights held by Atalanta’s Management do not preclude consolidation.

The supplemental disclosure that we intend to include in our third quarter Form 10-Q is highlighted by the underlined text below.

Atalanta Sosnoff Capital, LLC – In May 2010, the Company purchased an interest in Atalanta, representing a 49% economic interest, for a cash purchase price of $68,992. Following the consummation of the transaction, the remainder of Atalanta’s economic interests, which includes management’s profits interest, are owned by the senior management of Atalanta. The senior management of Atalanta retains interests comprised of Series A-2 Capital Interests, Series B Capital Interests and Series C Profits Interests, which represents 5.5%, 19.6% and 25.9%, respectively, for a 51% economic interest. The Company owns Series A-1 Capital Interests, which represents a 49% economic interest. The Series C interest is a profits interest; accordingly, the Company is required to account for this interest as a compensation arrangement. Excluding the Series C interest, the Company’s equity interest in Atalanta is 66%. Atalanta was purchased to expand on the Company’s asset management capabilities. Atalanta manages assets for institutional, high net-worth and broker advised clients, and is focused on managing large-cap U.S. equity and balanced accounts. The Company consolidates the financial results of Atalanta based on provisions in the Operating Agreement which give the Company the majority vote in the Management Committee of Atalanta, which is the governing committee with decision making power over Atalanta’s operations. The Management Committee of Atalanta controls the operations of Atalanta, including actions such as the appointment and termination of key management members of Atalanta, the approval of Atalanta’s budget as well as any material expenditures outside of its budget, the launch of new products or material changes in the pricing of existing products, and entering or exiting lines of business. Responsibility for day-to-day operations is vested with the Management of Atalanta, including client relationships and discretionary investment decisions. The Senior Management of Atalanta, through a supermajority vote of the Management Committee, retains customary protective rights.

* * * * * * * * * * * * * * * *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-857-7468 or Paul Pensa, our Controller and Principal Accounting Officer at 212-822-7573.

Sincerely,

/s/ Robert B. Walsh
Robert B. Walsh Chief Financial Officer

cc:	Tricia Armelin, Securities & Exchange Commission

Paul Pensa, Controller and Principal Accounting Officer

Adam Frankel, General Counsel and Corporate Secretary

Michael Thompson, Deloitte & Touche LLP